Exhibit 99.1

St. John's, NL – July 9, 2020

FORTIS INC. RELEASES 2020 SUSTAINABILITY REPORT

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS) has released its 2020 Sustainability Report. The document provides detailed information on the Corporation's commitment to protect the environment, ensure strong governance and support our people and local communities.

The core business of Fortis is to deliver electricity and natural gas to customers. Energy delivery represents 93% of our assets with the remaining assets associated with electricity generation.

"We continue to demonstrate our commitment to delivering cleaner energy to customers and creating a more sustainable future," said Barry Perry, President and CEO, Fortis. "Two of our largest utilities, Tucson Electric Power and FortisBC have recently established ambitious emission reduction goals. In addition, more than 70% of the Fortis 2020 $4.3 billion capital plan is dedicated to asset resiliency, modernization and cleaner energy initiatives."

2020 Sustainability Report Highlights:

•	Fortis and its utilities continue to deliver an essential service and successfully maintain reliable operations during the COVID-19 pandemic. Our focus is on employee safety and local community needs, ensuring all customers, including critical front-line essential workers, have the energy they need.
•	Tucson Electric Power ("TEP") in Arizona recently announced a target to reduce its carbon emissions by 80% by 2035. Renewable generation will comprise more than 70% of TEP's power by that time and TEP will have exited coal-fired electricity generation. Upon retirement of TEP's coal-fired electricity generation, Fortis will have a coal-free generation mix.
•	FortisBC's 30BY30 goal is to reduce greenhouse gas emissions associated with customer energy use by 30% by 2030. This target at FortisBC, which is primarily a natural gas distribution company, is one of the most ambitious reduction targets amongst Canadian utilities.
•	Fortis launched its inclusion and diversity framework in the past 12 months, which was marked by every Fortis utility CEO signing a declaration of their personal commitment to advance inclusion and diversity efforts.
•	40% of the Fortis Board elected in 2020 and three of our ten utility Presidents are female.
•	Fortis donated more than $12 million to communities in 2019.

Fortis increased its sustainability disclosures in this latest report with the addition of the following new indicators:

•	Additional breakdown of the capital expenditures to indicate the percentage of capital invested in resiliency, modernization and cleaner energy.
•	Increased disclosures on our alignment with the recommendations of the Task Force on Climate-Related Financial Disclosures.
•	An expanded Fortis Sustainability Commitment, which builds upon our previous Environmental Statement to demonstrate our broader commitment to all aspects of sustainability.
•	Additional safety metrics for lost workdays, days away and the recordable incident rate.
•	Expanded metrics for human resources, diversity, community investment and the economic value generated by the Fortis group of companies.
•	New demographic information on Fortis boards, executive, management and employees.

"Our dialogue with shareholders and other stakeholders has informed our approach to sustainability as well as the new disclosures included in this latest report," said Nora Duke, Executive Vice President, Sustainability and Chief Human Resource Officer, Fortis. "We continue to make meaningful progress to ensure Fortis remains a strong, sustainable company for generations to come."

About Fortis

Fortis is a well-diversified leader in the North American regulated electric and gas utility industry, with 2019 revenue of $8.8 billion and total assets of $57 billion as at March 31, 2020. The Corporation's 9,000 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

For more information please contact

Investor Enquiries: Ms. Stephanie Amaimo Vice President, Investor Relations Fortis Inc. 248.946.3572 investorrelations@fortisinc.com	Media Enquiries: Ms. Karen McCarthy Vice President, Communications & Corporate Affairs Fortis Inc. 709.737.5323 media@fortisinc.com

Forward Looking Information

Fortis includes forward-looking information in this media release within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). Forward-looking information reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation: TEP's renewable energy target and 2035 generation mix; FortisBC's 2030 GHG emission and renewable gas targets; and forecast capital expenditures for 2020.

Forward-looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information. These factors or assumptions are subject to inherent risks and uncertainties surrounding future expectations generally, including those identified from time to time in the forward-looking information. Such assumptions include, but are not limited to: no material impact from the COVID-19 pandemic; reasonable outcomes for regulatory proceedings and the expectation of regulatory stability; the successful execution of the capital expenditure plan; and no significant changes in government energy plans, environmental laws and regulations that could have a material negative impact. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. These factors should be considered carefully and undue reliance should not be placed on the forward-looking information. For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the Securities and Exchange Commission. All forward-looking information herein is given as of the date of this media release. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.